As filed with the Securities and Exchange Commission on April 20, 2001
================================================================================
                                               REGISTRATION FORM NO. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                                   TCPI, INC.
             (Exact name of registrant as specified in its charter)

               FLORIDA                                        65-0308922
               -------                                        ----------
    (State or other jurisdiction                           (I.R.S. Employer
  of incorporation or organization)                       Identification Number)

                              3341 S.W. 15TH STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 979-0400
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                              JAY E. ECKHAUS, ESQ.
                                   TCPI, INC.
                              3341 S.W. 15TH STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 979-0400
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:
                           TEDDY D. KLINGHOFFER, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                            MIAMI, FLORIDA 33131-1714
                                 (305) 374-5600

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                 --------------

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
Title of each class of               Amount to be      Proposed maximum offering       Proposed maximum             Amount of
securities to be registered           registered           price per unit (1)      aggregate offering price      registration fee
                                                                                              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001
per share                              5,768,478                  $.035                    $201,897                   $50.47
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the bid and ask prices for the Common Stock as reported on The NASD O.T.C. Bulletin Board on April 16, 2001.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                              SUBJECT TO COMPLETION

                             PRELIMINARY PROSPECTUS

                             UP TO 5,768,478 SHARES

                                   TCPI, INC.

                                  COMMON STOCK
                 ----------------------------------------------


         The selling shareholders named in this prospectus may offer up to 5,768,478 shares that they acquire upon conversion of $461,478 principal amount of our 6% convertible debentures due 2005 that we previously issued to the selling shareholders. We previously registered 26,734,760 shares that the selling shareholders could acquire upon conversion of the $1,599,993 principal amount of our 6% convertible debentures due 2005. All of these shares have been sold. However, due to the decrease in our stock price, the selling shareholders still have convertible debentures that have not been converted. The underlying shares of these debentures remain subject to a registration rights agreement.

         The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.

         We will not receive any proceeds from the sale of shares by the selling shareholders.

         INVESTING IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. "RISK FACTORS" BEGIN ON PAGE 4.

         Our common stock is listed and traded on the NASD O.T.C. Bulletin Board under the symbol "TCPI." The last reported sales price of the common stock on April 11, 2001 was $0.04 per share.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              DATED APRIL ___, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                           Page

PROSPECTUS SUMMARY............................................................1
RISK FACTORS..................................................................4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................11
LEGAL PROCEEDINGS............................................................12
USE OF PROCEEDS..............................................................16
SECURITIES PURCHASE AGREEMENT................................................16
SELLING SHAREHOLDERS.........................................................18
PLAN OF DISTRIBUTION.........................................................19
DESCRIPTION OF CAPITAL STOCK.................................................21
TRANSFER AGENT AND REGISTRAR.................................................26
LEGAL MATTERS................................................................26
EXPERTS......................................................................26
WHERE YOU CAN FIND MORE INFORMATION..........................................26
INFORMATION INCORPORATED BY REFERENCE........................................27


         You should only rely on the information contained in this prospectus or any supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or any supplement.

                               PROSPECTUS SUMMARY

         As used in this prospectus, unless otherwise indicated, any reference to our business, our products or our financial condition includes all of our subsidiaries, including our wholly-owned subsidiaries, Health-Mark Diagnostics, L.L.C. and TCPI Holdings, Ltd., and our joint venture, Technical Electronics Corporation.

OUR BUSINESS

         We market point-of-care medical diagnostic products for use at home, in physician offices, and other healthcare locations and distribute them worldwide through multiple channels under our HEALTHCHECK(R) brand as well as original equipment manufacturer ("OEM") and private label programs. We also market our patented SR-38(TM) skin permeation enhancer and own a patent-protected, proprietary portfolio of transdermal and dermal drug delivery technologies. In addition, we manufacture high purity specialty biochemicals.

         We market in the U.S. and internationally medical diagnostic testing products that utilize membrane-based technology. Diagnostic products sold in the United States have received 510(k) marketing clearance from the United States Food and Drug Administration. The balance of our diagnostic products are from time-to-time in various stages of development, clinical and regulatory review in the U.S. and overseas, or intended for export outside the U.S. Our patented SR-38 skin permeation enhancer is marketed under an exclusive worldwide license with trademark rights to LVMH-Moet Hennessy Louis Vuitton, Inc. ("LVMH") for cosmetic use. We also own a portfolio of development-stage, transdermal/dermal technologies in the areas of smoking addiction reduction, hormone replacement therapy, and cardiovascular disease, as well as other skin permeation enhancers. We presently hold 26 U.S. and foreign patents, and have 61 domestic and foreign patent applications pending.

OUR PRODUCT PORTFOLIO

         We currently market various over-the-counter ("OTC") and professional-use medical diagnostic products under our HEALTHCHECK brand and on a private label and OEM basis. These products utilize rapid testing procedures to detect and/or quantify substances in urine or blood. We also market and have available various skin permeation enhancer formulations for pharmacological use. Our product portfolio presently includes:

         o        family planning (pregnancy detection and ovulation timing)
         o cholesterol monitoring and detection of diabetes, urinary tract infection and kidney and bladder disease, skin cancer and deteriorating vision
         o        drugs of abuse
         o        SR-38 and other skin permeation enhancers

         We also have certain key diagnostic products in various stages of development that include:

         o        our noninvasive TD GLUCOSE(TM)MONITORING SYSTEM for diabetics
         o        our new TOTAL CHOLESTEROL HOME SCREENING TEST(TM)and HDL
                  CHOLESTEROL HOME SCREENING TEST(TM) for OTC use
         o        our new MICROGLUCOSE(TM)Meter and Test strips for OTC and
                  professional use glucose monitoring
         o our new TRIMETER(TM)Monitoring System for professional use Total and HDL Cholesterol monitoring

         We market diagnostic products worldwide through multiple distribution channels that include:

         o OEM marketing relationships with multinational pharmaceutical and diagnostic companies for product use on a professional and/or OTC basis
         o our proprietary HEALTHCHECK and private-label brands for OTC consumer use
         o Internet sales via our Web site at www.health-check.com and www.tcpi.net.

         In the OEM sector, a significant portion of our business relates to our patented SR-38 skin permeation enhancer program with LVMH. Another large component of the OEM sector includes our family planning products for pregnancy and ovulation that are marketed by Roche Diagnostics GmbH ("Roche Diagnostics") of Mannheim, Germany for international distribution under their EVATEST(R) (pregnancy), EVAPLAN(R) (ovulation) and other similar trademarks. We are presently involved in the planned acquisition of these business assets in certain countries from Roche Diagnostics as outlined below, and have assumed responsibility for the marketing and distribution of these products in Europe. The OEM sector also includes marketing of our screening tests for drugs of abuse and infectious diseases by other OEM customers for distribution in the U.S. and/or international markets based on regulatory clearance. In addition, in 1999, we opened our sales and marketing office in Milan, Italy to expand international distribution of our OEM, OTC and private label diagnostic products outside of North America. International sales of our diagnostic products are ongoing. Product marketing and/or registration with local health officials are underway in a number of foreign countries.

         Our HEALTHCHECK and private-label diagnostic products are currently available on an OTC basis in more than 26,000 pharmacies, supermarkets and mass merchandise retail stores throughout the United States and Canada as well as community pharmacies that are supplied directly by leading drug wholesale distributors. We private label our family planning products for approximately 14 drug, discount and supermarket chains.

RECENT DEVELOPMENTS

         On May 20, 2000, we entered into a business and asset purchase agreement with Roche Diagnostics to acquire certain trademarks, distribution rights and business assets of the worldwide OTC pregnancy and ovulation testing business carried on by Roche Diagnostics. The trademarks include EVATEST(R), EVAPLAN(R), EVENT-TEST(R), DIAGNOSIS(R) and related goodwill. The majority of the assets we intended to acquire are located in South America with the balance in Europe. We made a down payment of $500,000 upon signing of the asset purchase agreement. The acquisition of assets from Roche Diagnostics had been contingent on us obtaining sufficient funds to make the remaining payments due under the contract. We did not make the second and third payments due under the asset purchase agreement. Roche Diagnostics has decided to continue to operate this business in Argentina and Uruguay. We have, however, with the concurrence of Roche Diagnostics, taken over the marketing of the products in Germany, Italy, Spain and Switzerland through an independent distributor that is well established in these markets. On April 9, 2001, we announced our agreement with Roche Diagnostics to acquire these European distribution channels, certain trademarks and business assets related to EVATEST(R), EVAPLAN(R), EVENT-TEST(R), and other similar trademarked over-the-counter family planning products currently marketed by Roche Diagnostics.

We will acquire these European business assets in exchange for the down payment of $500,000 we made in May 2000 and an additional fixed amount of consideration that will be funded from a percentage of future sales.

OFFERING

         By means of this prospectus, the selling shareholders are offering for sale up to 5,678,475 shares of our common stock. We are required under a registration rights agreement we entered into with the investors under the securities purchase agreement to register all shares of common stock to be issued upon conversion of the convertible debentures issued pursuant to the securities purchase agreement. We have previously registered 26,734,760 shares, all of which have been sold. However, due to the decrease in our stock price, the selling shareholders still have convertible debentures, the underlying shares of which are subject to the registration rights agreement. The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions and through underwriters.

                                  RISK FACTORS

         You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before purchasing shares of our common stock.

WE HAVE HAD OPERATING LOSSES AND EXPECT TO CONTINUE TO HAVE OPERATING LOSSES.

         We have experienced sustained significant operating losses that have resulted in substantial consumption of our cash reserves. We dedicate a majority of our research, development and engineering activities to the development of new products. As a result, we are not generating sufficient revenue from the sales of our existing products to cover the expenses associated with the development of new products. In 2000 and 1999, we had a net loss attributable to common Shareholders of $9.2 million and $18.3 million, respectively. While we experienced a substantial improvement in our net loss attributable to common Shareholders in 2000, we expect to continue to incur losses and have negative cash flow for the immediate future. Based on the above status with respect to losses and cash flow, we will not be able to continue our operations unless we secure additional financing, reduce our operating losses, reduce expenses, increase sales of our products, or sell assets. We cannot assure you that the sales of our existing products and/or certain of our products under development will ever commence or that we will generate significant revenues or achieve profitability.

WE MAY BE UNABLE TO OBTAIN SUFFICIENT FUNDS FROM THE SWARTZ EQUITY LINE AND THE GMF CREDIT LINE TO MEET OUR LIQUIDITY NEEDS.

         To continue operations, we must obtain sufficient funds from the Swartz equity line agreement and the GMF credit line agreement. However, the future market price and volume of trading of our common stock limits the rate at which we can obtain money under the Swartz equity and GMF credit line agreements. Further, we may be unable to satisfy the conditions contained in the Swartz equity and GMF credit line agreements, which would result in our inability to draw down money on a timely basis, or at all. If the price of our common stock declines, or trading volume in our common stock is low, we will be unable to obtain sufficient funds to meet our liquidity needs. We do not at this time have any other sources of financing, or commitments for financing, in place to satisfy our liquidity needs.

WE MAY BE UNABLE TO IMPLEMENT OUR BUSINESS PLAN IF WE DO NOT RECEIVE SHAREHOLDER APPROVAL FOR AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK.

         We have entered into investment agreements with Swartz and May Davis. These transactions are subject to certain terms and market conditions related to trading price and volume as well as the availability of sufficient authorized and unissued common stock. However, the dilutive effect of prior funding transactions has nearly exhausted our present number of authorized shares of common stock and placed us in a position of being unable to proceed with funding opportunities to provide working capital necessary to implement our business plan. In order for us to proceed in raising additional capital, our Board of Directors has unanimously adopted, subject to shareholder approval, a proposal to amend our Amended and Restated Articles of Incorporation and in doing so increasing the number of authorized common shares to 250,000,000. Approval of this Charter Amendment requires the affirmative vote of 60% of the outstanding shares eligible to vote at the Annual Meeting of Shareholders being held on April 30, 2001. We believe this will provide us with an adequate number of shares to support the funding of our operations for the near term.

         If we are unable to successfully obtain funds under these investment agreements due to unfavorable market conditions, maintain the effectiveness of our current registration statements, issue common or preferred stock or sell debentures or otherwise obtain additional capital from other sources on satisfactory terms, or significantly reduce our operating losses, we would have to consider selling some or all of our technologies, reduce or terminate completely our research and development activities, or reduce or discontinue some or all of our operations, or apply for protection from our creditors under the federal bankruptcy laws.

AMOUNTS DUE TO OUR FORMER CHAIRMAN AND PENDING LEGAL PROCEEDINGS RESULTING FROM MR. ARONOWITZ CEASING TO BE A DIRECTOR OR EMPLOYED BY US MAY HAVE A NEGATIVE EFFECT ON OUR OPERATIONS.

         Effective September 12, 2000, our board of directors elected Martin Gurkin, Ph.D. as Chairman of the Board, succeeding Jack L. Aronowitz. The Board appointed Elliott Block, Ph.D., our Chief Executive Officer, to also become our President. Mr. Aronowitz ceased to be employed by us on September 12, 2000 and resigned as a Director effective December 20, 2000. As described in more detail under "Item 3. Legal Proceedings," Mr. Aronowitz sued us in relation to his separation from employment and a license agreement he signed with us. We believe that this lawsuit is without merit and we intend to contest these allegations vigorously. In this regard, on December 15, 2000, we commenced an action in the Superior Court of the State of Delaware in and for New Castle County against a family limited partnership of our former Chairman that is the maker of a negotiable promissory note dated August 28, 1998 in the amount of $750,000 for which our former Chairman is the guarantor. On March 1, 2001, we filed an action against our former Chairman, individually, in the Circuit Court, 17th Judicial District, in and for Broward County, Florida -Case No. 01003764-04 - in connection with his personal guaranty of the promissory note. The action was commenced after a scheduled payment on the loan was not made by the family limited partnership, and the principal amount of the loan was accelerated. We are seeking the balance due on the loan, approximately $628,000 as of March 1, 2001, together with attorneys' fees. The net amount due our former Chairman under the termination without cause provision of his Employment Agreement (after deductions for taxes) as well as any other amounts due our former Chairman from us are being applied periodically to the reduction of our former Chairman's Guaranty obligation to us.

WE HAVE SUSPENDED CLINICAL TRIALS ON A PRINCIPAL PRODUCT UNDER DEVELOPMENT, THE TD GLUCOSE MONITORING SYSTEM, RESULTING IN SIGNIFICANT DELAYS IN OUR OBTAINING FDA CLEARANCE OF THIS PRODUCT.

         We are developing our noninvasive TD GLUCOSE MONITORING SYSTEM that is intended to be a painless, bloodless and easy to use method for diabetics to monitor their glucose levels without the discomfort and inconvenience associated with available finger stick blood glucose monitoring systems. However, we have suspended clinical trial efforts regarding this product and returned to the development stage to further refine the optical TD GLUCOSE meters. At this time, we do not have sufficient funds to continue development of this product without an infusion of additional capital or other source of funds. Since the suspension of clinical trials, we have focused on further refinements of the optical TD GLUCOSE meters that we believe are necessary to achieve greater precision before initiating expanded clinical trials that are required to obtain FDA consideration of this device. The optical meters measure the color produced on the membrane in the noninvasive patch in response to the level of glucose present. We cannot determine when clinical trials will resume. Accordingly, we cannot assure you that we will be able to obtain the necessary FDA clearance for the TD GLUCOSE MONITORING SYSTEM or that we will not experience further significant delays and/or expenses in obtaining clearance for this product. Further, we cannot assure you that we will be able to make the refinements necessary for us to resume clinical trials, nor can we assure you that the delay in the development of this product will not have an adverse effect upon our ability to raise additional capital.

WE ARE THE SUBJECT OF PENDING LITIGATION AND HAVE JUDGMENTS AGAINST US, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         We are the subject of pending litigation. The cost of prosecuting and defending these actions or the cost of a settlement or award of damages, if any, could have a material adverse effect on our business, prospects, results of operations or financial condition. Further, we have pending judgments against us in various legal proceedings, one of which is currently secured by a bond collateralized by existing working capital. Satisfying all or a significant portion of these judgments on a basis faster than we presently anticipate would further exacerbate our severe liquidity condition. We maintain directors' and officers' liability insurance. However, we cannot assure you that this insurance coverage will cover all claims or be adequate to fund the costs of an award, if any, or attorneys' fees. Demands have been made upon us that far exceed the amount of this coverage.

WE ARE SUBJECT TO NUMEROUS REGULATIONS CONCERNING ENVIRONMENTAL MATTERS AND THE SAFETY AND HEALTH OF OUR EMPLOYEES IN THE U.S. AND OTHER COUNTRIES THAT MAY ADVERSELY AFFECT OUR OPERATIONS.

         We are subject to various laws and governmental regulations concerning environmental matters as well as safety and health of our employees in the U.S. and other countries. The U.S federal environmental legislation having particular impact on us includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation and Liability Act (also know as Superfund). We are also subject to regulation by the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency (EPA), OSHA, and other federal agencies have authority to promulgate regulations that have impact on our operations.

         In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes. Many states and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. State and federal authorities may seek fines and penalties for violations of these laws and regulations. We believe our operations are presently in compliance with such laws and regulations.

         In October 2000, we entered into a settlement agreement with the United States in connection with a lawsuit brought on behalf of the EPA and subsequent judgement against us and our former Chairman under the Comprehensive Environmental Response Compensation and Liability Act of 1983 related to the clean-up of a facility that during 1985 through 1992 contained alleged hazardous substances. We occupied that facility during part of 1992. However, we are presently in litigation with our former Chairman related to this and other matters and are seeking full contribution from him for the total amount of the $650,000 judgment.

INFLATION MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

         Although inflation has slowed in recent years, it is still a factor in our economy and we continue to seek ways to mitigate its impact. The medical technology and healthcare industries are labor intensive. Wages and other expenses increase especially during periods of inflation and when shortages in the marketplace occur. In addition, suppliers pass along rising costs to us in the form of higher prices. We have, to date, offset increases in our operating costs by increasing prices for our products. We have also implemented cost control measures to curb increases in our operating costs and expenses. We cannot predict our ability to cover or offset future cost increases.

WE DEPEND ON OUR KEY PERSONNEL.

         Due to the specialized, technical nature of our business, we are highly dependent upon our ability to retain our current personnel including, but not limited to, our senior management. In addition, our ability to effectively pursue our business strategy will depend upon, among other factors, our ability to successfully recruit and retain additional highly skilled and experienced managerial, marketing, engineering and technical personnel. In some cases, the market for these skilled employees is highly competitive, which makes it difficult to attract and retain key employees. We cannot assure you that we will be able to retain or recruit such personnel, and the inability to do so could materially and adversely affect our business, financial condition and results of operations.

WE HAVE OPTIONS, WARRANTS, CONVERTIBLE DEBENTURES AND RESTRICTED SECURITIES OUTSTANDING, WHICH MAY CAUSE DILUTION OF OUR SHAREHOLDERS AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         As of March 31, 2001, we had outstanding 4,181,497 warrants with an exercise price of $0.9375-$11.89 and 1,440,200 options with exercise prices ranging from $0.375-$13. We have reserved additional shares for issuance under options. If the holders exercise these stock options and warrants, it will dilute the percentage ownership interest of our current shareholders. In addition, the existence of these warrants and options may negatively affect the terms upon which we would be able to obtain additional money through the sale of our stock because new investors may be concerned about the impact upon the future market price of our common stock if the holders of these warrants and options exercise them and sell the underlying stock.

         In addition, as of March 31, 2001, we had outstanding $461,478 principal amount of our convertible debentures. Each debenture is convertible into common stock at the lesser of $1.05 per share or 80% of the average closing bid prices of our common stock during the 5 trading days before conversion. If converted on March 31, 2001, the convertible debentures would have been convertible into approximately 10,682,361 shares of our common stock.

         On May 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. Under the Swartz investment agreement, also referred to as an equity line, we have the option to sell, or "put," up to $25 million of our common stock to Swartz, subject to a formula based on stock price and trading volume, over a three year period beginning on November 3, 2000. We may also issue additional warrants to Swartz under the terms of the Swartz investment agreement.

         The number of shares issuable upon conversion of the convertible debentures could prove to be significantly greater if our stock price decreases. If the holders convert their convertible debentures into common stock, it will dilute the percentage ownership interest of our current shareholders. Furthermore, as our stock price decreases, the number of shares that we would issue to Swartz upon exercise of a put under the Swartz equity line will increase. If we exercise a put when our stock price is depressed, our existing shareholders' interests in us will be significantly reduced.

         All of our outstanding shares of common stock are freely tradeable without restriction under the Securities Act unless held by our affiliates and except for 750,000 shares of restricted stock held by affiliates of May Davis. In addition, certain holders of common stock and securities convertible into or exercisable for shares of common stock, including the convertible debentures described above, have certain registration rights under a registration rights agreement among us and these holders. Also, we may issue additional shares of common stock upon the exercise of our put rights under our equity line agreement with Swartz and our credit line agreement with GMF.

WE HAVE RECENTLY BEEN DELISTED FROM NASDAQ, WHICH COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE LIQUIDITY OF OUR COMMON STOCK.

         Effective on December 8, 2000, our common stock was delisted from the Nasdaq National Market and began trading on the OTC Bulletin Board under the same symbol "TCPI". We were delisted for not maintaining Nasdaq's $1.00 per share minimum bid price. Independent of the delisting from the Nasdaq National Market, we expect to remain a reporting company under the Securities and Exchange Commission rules.

         Delisting of our common stock may have an adverse impact on the market price and liquidity of our securities, and has subjected our stock to the "penny stock rules" contained in Section 15(g) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. In addition, our investment subscription agreement with Swartz provides that our right to deliver a put notice and the obligation of Swartz to purchase put shares is conditioned on our common stock being listed for and trading on the Nasdaq National Market, the Nasdaq SmallCap Market, the OTC Bulletin Board, the American Stock Exchange, or the New York Stock Exchange. Similarly, our agreement with the GMF provides that our right to deliver a put notice and the obligation of GMF to purchase our 6% convertible debentures is conditioned on our common stock being listed for and trading on the Nasdaq National Market, the Nasdaq SmallCap Market, the OTC Bulletin Board, the American Stock Exchange, or the New York Stock Exchange. Our inability to put shares to Swartz or sell our 6% convertible debentures to GMF to raise capital (and may be required to make non-usage payments to Swartz), would likely have a material adverse impact on our liquidity and financial position, including our ability to continue research and development and commercialization efforts.

THE EXERCISE OF OUR PUT RIGHTS MAY SUBSTANTIALLY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

         We will issue shares to Swartz upon exercise of our put rights at a price equal to the lesser of:

         o        the market price for each share of our common stock minus
                  $.10; or

         o        92% of the market price for each share of our common stock.

         We will issue shares to GMF upon conversion of the convertible debentures, which we have a right to "put" to GMF. The conversion price of the debentures is equal to the lesser of:

         o        $1.40; or

         o        90% of the market price for each share of our common stock.

Accordingly, the exercise of our put rights may result in substantial dilution to the interests of the other holders of our common stock. Depending on the price per share of our common stock during the three-year period of the Swartz investment agreement and the GMF credit line agreement, we may need to register additional shares for resale or seek an amendment to our articles of incorporation, to access the full amount of financing available. Registering additional shares could have a further dilutive effect on the value of our common stock. If we are unable to register the additional shares of common stock, we may experience delays in, or be unable to, access some of the $25 million available from Swartz and the $10 million available from GMF under our put rights.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON STOCK COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

         If and when we exercise our put rights and sell shares of our common stock to Swartz and convertible debentures to GMF, if and to the extent that Swartz sells and GMF converts the debentures and sells the common stock, our common stock price may decrease due to the additional shares in the market. Also, if the investors listed in the securities purchase agreement convert their debentures and sell the common stock, our common stock price may further decrease. If the price of our common stock decreases, and if we decide to exercise our right to put shares to Swartz, we must issue more shares of our common stock for any given dollar amount invested by Swartz. Also, if our common stock price decreases, we must issue more shares of our common stock upon conversion of the convertible debentures we may sell to GMF and the convertible debentures held by the investors listed in the securities purchase agreement. This may encourage short sales, which could place further downward pressure on the price of our common stock.

OUR STOCK PRICE IS VOLATILE.

         Future announcements concerning results of preclinical studies and clinical trials by us or our competitors, other evidence of the safety or efficacy of our products or our competitors, announcements of technological innovations or new products by us or our competitors, changes in governmental regulations, developments in our patent or proprietary rights or those of our competitors, including competitors' litigation, fluctuations in our operating results and changes in general market conditions for medical diagnostic or pharmaceutical companies could cause the market price of the common stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the common stock. Historically, the market price of the common stock has been volatile. Our stock price has fluctuated from $13.750 during the fiscal quarter ended March 31, 1998, to $0.0469 during the fiscal quarter ended March 31, 2001. Our stock price was $0.04 as of April 11, 2001.

OUR ARTICLES AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS, AND THE GMF CREDIT LINE AGREEMENT CONTAINS RESTRICTIONS, WHICH COULD MAKE IT DIFFICULT FOR A POTENTIAL BUYER TO ACQUIRE US.

         Our articles of incorporation and bylaws include certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. These provisions include:

         o        a staggered board of directors;

         o certain supermajority voting requirements with respect to removal of directors and amendments of the articles of incorporation and bylaws;

         o        requirements concerning the filling of board vacancies;

         o        Florida's Control Share Acquisition Act;

         o        elimination of shareholder action by written consent;

         o        creation of a class of "blank check" preferred stock; and

         o an increase in the percentage of shareholder votes required to call a special meeting of shareholders.

         Furthermore, during the term of the GMF credit line agreement, we may not merge or consolidate with, or transfer all, or substantially all, of our assets to another entity unless the acquiring entity assumes our obligation to issue securities to GMF that it is entitled to receive under the GMF credit line agreement.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" and similar expressions are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Specifically, this prospectus and the documents incorporated into this prospectus contain forward-looking statements regarding:

         o our ability to obtain sufficient liquidity and capital to fund our operations and to complete acquisitions, including authorization by Shareholders of additional common stock;

         o        delays in product development;

         o our ability to satisfactorily perform clinical trials demonstrating efficacy of our products under development;

         o the probability and timing of obtaining FDA clearance or approval of our products under development;

         o our ability to successfully develop and market new products on a profitable basis or at all;

         o the ability to complete the design, construction and manufacturing scale-up of our products on a timely basis within budget parameters;

         o future advances in technology and medicine by others that may render our products obsolete;

         o competition from other pharmaceutical, medical and diagnostic companies;

         o risks and expense of government regulation and effects of changes in regulation (including risks associated with obtaining requisite domestic and foreign governmental approvals for our products, manufacturing equipment or related facilities);

         o uncertainties connected with product liability exposure and insurance;

         o risks associated with obtaining and maintaining patents and other protections on intellectual property and patents obtained by others that may adversely affect us; and

         o results of litigation pending against us and the costs of defending ourselves and prosecuting claims against others in such litigation.

         We wish to caution readers that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors and other matters contained in this prospectus generally. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document.

                                LEGAL PROCEEDINGS

         We are subject to claims and suits arising in the ordinary course of business. At this time, except as otherwise indicated, it is not possible to estimate the final outcome of these legal matters or the ultimate loss or gain except as otherwise stated, if any, related to these lawsuits, or if any such loss will have a material adverse effect on our results of operations or financial position, except as otherwise stated. For the year ended December 31, 2000 our litigation expenses decreased by 13% from the prior year. Despite this improvement, we incurred significant litigation expenses in 2000 and 1999 that resulted in a substantial consumption of our cash reserves.

         Settlement Of Litigation With The Americare Companies And Joseph P. D'Angelo. On February 5, 2001, we settled a patent infringement lawsuit related to our noninvasive TD GLUCOSE MONITORING SYSTEM as well as all other litigation between us and Americare Health Scan, Inc., its subsidiaries, affiliates and Dr. Joseph P. D'Angelo. The parties agreed to dismiss the various lawsuits and related counterclaims and have entered into mutual releases of all claims relating to the respective legal matters. Further, none of the parties admits any wrongdoing related to claims in the various lawsuits and associated counterclaims. In connection with this settlement and a judgement previously entered pursuant to this litigation, we recorded litigation expense in the amount of $500,000 of which $112,000 remains unpaid and is accrued in the financial statements as of December 31, 2000. The settlement relates to the following cases: Americare Diagnostics, Inc., et al. v. Technical Chemicals and Products, Inc., et al., 97-3654-CIV-HUCK (S.D. Fla.); Joseph P. D'Angelo, et al.
v. Technical Chemicals and Products, Inc., Case No. 95-011256(09); Americare Health Scan, Inc., et al. v. Technical Chemicals and Products, Inc., et al., Case No. 99-010726 CACE 18); Technical Chemicals and Products, Inc., et al. v. Joseph P. D'Angelo, et al., Case No. 99-1862-CIV-HUCK (S.D. Fla.) and Technical Chemicals and Products, Inc., et al. v. Joseph P. D'Angelo, et al., Case No. 00-12159 CACE 08.

         Dismissal Of Shareholder Class Action. During November 1998 through January 1999, several lawsuits were filed in the United States District Court for the Southern District of Florida - Case No. 98-7334-CIV-DIMITROULEAS - against us and our former Chairman on behalf of various shareholders alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. In general, plaintiffs allege that we and our former Chairman made untrue and misleading statements in our public disclosure documents and in certain press releases, articles and reports. The disclosures relate primarily to the development, clinical testing and viability of our TD GLUCOSE MONITORING SYSTEM. The plaintiffs sought certification as a class on an unspecified amount of damages, interest, costs and attorneys' fees. On April 19, 1999, an Amended Consolidated Class Action Complaint was served upon us. On June 18, 1999, we filed a motion to dismiss the Amended Consolidated Class Action Complaint. On July 3, 2000, the court dismissed all claims against us and our former Chairman, but granted plaintiffs leave to amend their complaint on or before July 24, 2000. On July 24, 2000, plaintiffs filed a second amended complaint. On August 25, 2000, we filed a motion to dismiss the second amended complaint. On March 20, 2001, the Court issued a Final Order of Dismissal, dismissing with prejudice the second amended complaint. The Plaintiffs have until April 3, 2001 to seek reconsideration of the Dismissal Order or until April 19, 2001 to appeal the Dismissal Order to the Eleventh Circuit Court of Appeal. We believe the allegations lack merit and plan to vigorously contest any motion for reconsideration or an appeal. At this time, we cannot reasonably estimate the ultimate loss, if any, related to these claims and therefore we have not recorded an accrual for loss as of December 31, 2000.

         We maintain Directors and Officer's Liability Insurance. However, we cannot assure you that this insurance coverage will be adequate to fund the costs of a settlement, an award, if any, or attorneys' fees. Demands have been made upon us that far exceed the amount of this coverage. Our articles of incorporation provide for indemnification, to the fullest extent permitted by law, of any person made party to an action by reason of the fact that such person is an officer and/or director of us.

         Home Diagnostics Litigation. In November 1993, we and our former Chairman filed suit against Home Diagnostics, Inc. ("HDI"), for patent infringement, among other claims, in the United States District Court for the Southern District of Florida - Case No. 93-CIV-6999-DAVIS. The patents-in-suit are U.S. Patent Nos. 4,744,192 (the "'192 Patent") and 4,877,580 (the "'580
Patent").

         On September 3, 1996, the court entered judgment against us and our former Chairman after a bench trial that was held in September 1995. On April 9, 1998, the U.S. Court of Appeals for the Federal Circuit affirmed in part and reversed in part the lower court's decision and remanded the case to the district court for further proceedings, including for a determination whether our former Chairman owned the patents-in-suit at the time we commenced the action and whether HDI infringed the '192 Patent. The appellate court found infringement of the '580 Patent and remanded to the district court for a determination whether the '580 Patent was within the scope of certain licensing agreements between TechniMed Corporation, a prior assignee of the patents-in-suit, and HDI.

         On remand, the district court denied a request by us and our former Chairman to reopen the trial record and directed the parties to submit, based on the existing record, proposed findings of fact and conclusions of law on the issues that were remanded. The parties submitted proposed findings of fact and conclusions of law, and on March 20, 2000, the court heard argument by the parties' counsel on certain issues on remand. On May 1, 2000, the court issued certain findings of fact and conclusions of law, finding that (i) our former Chairman owned the patents-in-suit at the time the suit was commenced, and (ii) HDI did not infringe the '192 patent. We are awaiting a ruling on the remaining issues on remand, in particular, those relating to the '580 patent.

         Hooper Litigation. On August 27, 1999, the U.S. District Court for the Northern District of California - Case No. C-97-00525CAL - confirmed an arbitration award against us in favor of Hooper & Associates, Inc. for $197,807. Gary Hooper was the president and chief operating officer of Pharma Patch, PLC. We acquired certain assets of Pharma Patch, PLC in November 1995. The arbitration award found that Mr. Hooper was entitled to that amount under an employment agreement between Mr. Hooper and Pharma Patch, PLC. At this time, a bond has been posted in this matter to stay enforcement of the judgment which Hooper & Associates is seeking to enforce in Florida (Technical Chemicals and Products, Inc. v. Hooper & Associates, Broward County Circuit Court - Case No. 019847.)

         We have filed a suit against Mr. Hooper in the United States District Court for the Southern District of Florida - Case No. 99-7452 CIV-MOORE, which claims that Mr. Hooper perpetrated a fraud on us by making fraudulent representations to us in connection with our acquisition of certain assets of the co-defendants Pharma Patch, PLC and PP Holdings, LTD. As a result, enforcement of the arbitration award has been stayed by a Florida court. On July 5, 2000, the state court continued the stay of enforcement of the award during the pendency of our claims against Mr. Hooper and Hooper & Associates, Inc. in the federal action. We recorded an accrual for loss equal in the amount of $197,807 as of December 31, 2000. On March 7, 2001, Hooper & Associates filed a motion to dismiss our complaint. We are preparing our response to this motion.

         Judgment In Hazardous Waste Lawsuit. On January 31, 2000, the United States District Court for the Southern District of Florida - Case No. 98-6201-CIV - entered a judgment against us and our former Chairman, in connection with a lawsuit brought by the United States of America on behalf of the Environmental Protection Agency under the Comprehensive Environmental Response Compensation and Liability Act of 1983, relating to the clean-up of a facility that during 1985 through 1992 contained alleged hazardous substances.

We occupied this facility during part of 1992. The judgment holds the defendants, jointly and severally, liable for $401,177, representing their share of site clean-up costs, plus post-judgment interest as allowed by law. On October 6, 2000, we reached a settlement with the United States in the amount of $650,000 payable over a 21-month period beginning in October 2000 with the first payment due within 30 days of the formal settlement agreement and quarterly payments made thereafter on the balance plus interest at the rate of 5.3% per year. Under the terms of this agreement, we made our first payment of $112,963 on October 13, 2000. Subsequently, we entered into a modification of our Settlement Agreement with the United States whereby the second quarterly payment will be due on April 16, 2001 and additional payments made quarterly thereafter. Our amended and restated articles of incorporation provide for indemnification under certain circumstances, to the fullest extent permitted by law, of persons made party to an action by reason of the fact that such person is an officer and/or director of us. We recorded an accrual for loss equal to $650,000 as of March 31, 2000. We are seeking full contribution from our former Chairman for the total amount of the judgment.

         On January 24, 2001, we filed a claim in the United States District Court Southern District of Florida Case No. 01-6090-CIV - for full contribution and declaratory judgment against our former Chairman. This action seeks to hold our former Chairman fully liable for the judgment and subsequent settlement entered into by us with the EPA in the amount of approximately $650,000 as described above under the caption "Judgment in Hazardous Waste Lawsuit." We are also seeking an order from the court of our nonliability to our former Chairman for contribution or indemnity. We assert that our former Chairman is 100% responsible for this judgment as it was his conduct prior to our incorporation in January of 1992 that resulted in the judgment against us and our former Chairman.

         Unilever Patent Litigation. In 1994, we and six other parties initiated an opposition action in the European Patent Office in Munich, Germany, against European Patent No. 291,194 (the "European Patent"), presently owned by Unilever N.V. In European Opposition Case No. T0681/98, we and the other parties opposed the patent in its entirety on the grounds that it lacked novelty and inventiveness.

         In March 1998, the European Patent Office Opposition Board found in favor of Unilever, and we and five of the other parties filed an appeal. Upon substantial appellate oral proceedings held on January 26-27, 2000 and numerous auxiliary requests, the Opposition Board maintained the European Patent, as amended. However, this ruling is subject to adaptation of the specifications contained in the amended patent and approval by the Opposition Board. Unilever is presently awaiting invitation from the Opposition Board to submit its proposed adaptations to the specification of the European Patent, after which we and the other parties intend to vigorously contest such action.

         On January 26, 2000, we, Roche Diagnostics GmbH, a German company, Roche Diagnostics S.p.A., an Italian company, and Hestia Pharma GmbH, a German distributor wholly-owned by Roche Diagnostics, filed a declaratory judgment action relating to Italy and Germany in the District Court of Torino, Italy. We asked the court to find that (1) the European Patent granted to Unilever is invalid, and (2) the EVATEST(R) product manufactured, distributed and sold by us and the other plaintiffs do not infringe the European Patent (the "Italian Action"). We supply the EVATEST(R) test devices to these Roche entities.

         On February 3, 2000, Unilever filed a patent infringement action in the Administrative Court of Munich, Germany against Hestia Pharma GmbH and four of its officers alleging infringement of the European Patent that is the subject of the Italian Action. On April 27, 2000, Unilever amended its complaint to allege infringement of European Patent Application No. 93108764.7. In this action, Unilever has asked that Hestia Pharma GmbH refrain from commercializing, using, importing or possessing analytical test devices that comprise features of Unilever's patent claims.

         On April 20, 2000, Unilever filed a patent infringement action in the Administrative Court of Munich, Germany against us and Roche Diagnostics GmbH (together with the February 3, 2000 action, the "German Actions") alleging infringement of the patent involved in the Italian Action and European Patent Application No. 93108764.7. In this action, Unilever has asked that we and Roche Diagnostics GmbH refrain from offering, having offered, commercializing, having commercialized, using, having used, importing, having imported or possessing analytical test devices that fall under the claims of Unilever's patent and patent application. We have until March 29, 2001 to file our answer with an oral hearing scheduled for May 3, 2001.

         We have agreed to indemnify Roche Diagnostics and its affiliates and their respective officers against all damages, back royalties, costs, attorneys' fees and the like arising from or related to any and all patent infringement actions. Management intends to vigorously prosecute our claims against the Unilever patent in the Italian Action and vigorously defend the claims asserted by Unilever in the German Actions. We have, as the supplier of these products, previously provided the same indemnity to Roche Diagnostics. A majority of our diagnostic sales in Europe relate to products covered by the patents that are the subject of the Italian Action and the German Actions. Consequently, a loss in this litigation may have a material adverse effect on our results of operations and financial condition.

         Litigation With Former Chairman And Certain Family Limited Partnerships. On September 12, 2000, our board of directors voted to terminate the employment of Jack L. Aronowitz pursuant to the termination without cause provision of his employment agreement dated September 27, 1996 ("Employment Agreement"). Simultaneously, the board voted to remove Mr. Aronowitz as our Chairman, President and Chief Technical Officer. On December 20, 2000, Mr. Aronowitz resigned as a director of our Company. He presently owns or controls less than 5% of our outstanding shares of common stock.

         On September 13, 2000, we and our former Chairman executed a letter of intent that provided, among other things, that his signature on the letter of intent was deemed his resignation and retirement as our Chairman, President, and Chief Technical Officer. In addition, the letter of intent was subject to the execution of a definitive agreement as to the terms and conditions of our former Chairman's separation from us, which was to be signed by no later than September 20, 2000. No such definitive agreement was entered into by September 20, 2000.

         Subsequent to the execution of the letter of intent, our former Chairman made certain demands on us that were beyond the scope of the letter of intent; including a demand that payments be made to him related to our noninvasive TD GLUCOSE MONITORING SYSTEM and other technology. We rejected these demands.

         On October 19, 2000, we were served with a Summons and Complaint in an action commenced by our former Chairman in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida - Case No. 00017365. The named defendants are us, our directors (with the exclusion of our former Chairman) and our general counsel. On November 13, 2000, our former Chairman amended the complaint to assert claims for indemnification of certain litigation in which he is named as a party. We believe the claims contained in this complaint, as amended, are without merit and will vigorously defend ourselves in this lawsuit. An unfavorable outcome of this litigation would have a material adverse impact on us, including possible inability to sell our TD GLUCOSE MONITORING SYSTEM. Our former Chairman is seeking unspecified damages. We are preparing a response to the complaint.

         The 13 counts in Mr. Aronowitz' Complaint are (1) rescission of a Cancellation and Exclusive License Agreement dated January 31, 1996 ("License Agreement"), (2) breach of contract with respect to the Letter of Intent, (3) anticipatory breach of contract with respect to the License Agreement and a previous license agreement, (4) breach of the duty of good faith and fair dealing, which Mr. Aronowitz claims is owed to him, with respect to the Letter of Intent and the License Agreement (5) alleged fraud in the inducement in the signing by Mr. Aronowitz of the Letter of Intent and License Agreement, (6) fraud in the inducement against the individual directors and officer defendants as in count 5, (7) promissory estoppel against the Company, (8) promissory estoppel against the individual directors and officer defendants, (9) unjust enrichment against the Company, (10) tortious interference with contract against the individual directors and officer defendants, (11) breach of fiduciary duty against the individual directors and officer defendants, (12) Florida Racketeer Influenced and Corrupt Organizations Act count against the individual directors and officer defendants and (13) common law conspiracy against the individual directors and officer defendants.

         On November 13, 2000, we commenced an action in the United States District Court, Southern District of Florida - Case No. 00-7675-CIV - against a family limited partnership which is the current licensor of the cancellation and exclusive license agreement ("License Agreement") executed on January 31, 1996 by our former Chairman. Our former Chairman is a limited partner of one of the defendants. The action includes our claims (1) for a declaratory judgment that the licensor has no right, title or interest, in and to the technology of our TD GLUCOSE MONITORING SYSTEM and any patents that mature from related patent applications, and that the licensor has no rights to receive royalty payments on the sale or license by us of such technology, and (2) that the License Agreement terminates on the expiration dates of each of the licensed patents. In addition to the above claims, we are seeking our attorneys' fees.

         On December 15, 2000, we commenced an action in the Superior Court of the State of Delaware in and for New Castle County - against the Aronowitz Delaware 2 Family Limited Partnership, a Delaware limited partnership and successor to the maker of a negotiable promissory note dated August 28, 1998 in the amount $750,000. Our former Chairman is a limited partner in the defendant family partnership and the guarantor of the note. The action was commenced after a scheduled payment on the loan was not made by the family limited partnership, and the principal amount of the loan was accelerated. We are seeking the balance due on the loan, approximately $628,000 as of March 1, 2001, together with attorneys' fees. On March 1, 2001, we filed an action against our former Chairman, individually, in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, Case No. 01003764-04 on his personal obligation guaranteeing the note. The net amount due our former Chairman under the termination without cause provision of his Employment Agreement (after deductions for taxes) as well as any other amounts due our former Chairman from us are being applied periodically to the reduction of our former Chairman's Guaranty obligation to us.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly.

                          SECURITIES PURCHASE AGREEMENT

6% CONVERTIBLE DEBENTURES

         Under the securities purchase agreement, we sold to selling shareholders $1,599,993 of our 6% convertible debentures that mature at various dates between August 28, 2005, through November 23, 2005. The principal of and interest on the debentures are convertible into shares of our common stock at the lesser of $1.05 per share or 80% of the average of the closing bid prices of our common stock during the 5 trading days immediately preceding the conversion. Beginning on December 16, 2000, the selling shareholders could convert the debentures at any time and from time to time into shares of our common stock until the entire principal amount, plus accrued interest, is paid in full. As of April 11, 2001, selling shareholders had converted an aggregate of $1,138,515 of our 6% convertible debentures for an aggregate of 25,344,760 shares of common stock. This prospectus covers up to 5,768,478 shares of our common stock, which may be issued to the selling shareholders upon conversion of the 6% convertible debentures and may be offered and sold from time to time by the selling shareholders. If the remaining 6% convertible debentures were converted in full as of April 11, 2001, the selling shareholders would be entitled to acquire approximately 15% of the number of shares of common stock that were then outstanding after the conversion.

                              SELLING SHAREHOLDERS

         This prospectus covers 5,768,478 shares of common stock issuable upon the exercise of convertible debentures. Common stock registered for resale under this prospectus constitutes approximately 7.2% of our issued and outstanding common shares as of March 30, 2001.

         The table below includes information regarding beneficial ownership of our common stock by the selling shareholders on March 30, 2001, and the number of shares that they may sell under this prospectus.

         The number of shares of common stock issuable upon conversion of the 6% convertible debentures that we issued to the investors is also subject to adjustment and could be materially less or more than the amount contained in the table below, depending on factors which we cannot predict at this time, including, among other factors, the future price of our common stock.

         Other than as described above, none of the selling shareholders has had within the past three years any material relationship with our company or any of our predecessors or affiliates. None of the selling shareholders are or were affiliated with registered broker-dealers. Unless otherwise indicated, the selling shareholders have advised us that they possess sole voting and investment power with respect to the shares being offered.

                             Shares Beneficially                         Shares Beneficially     Percent of Shares
                               Owned Prior to                                Owned After        Beneficially Owned
Selling shareholders             the Offering         Shares Offered         the Offering       After the Offering
--------------------             ------------         --------------         ------------       ------------------
Sui Wa Chau..............           870,000               870,000                0                      *
Lam King Shan............           480,000               480,000                0                      *
Kwok Leung Lai...........           578,750               578,750                0                      *
Wei Z. Yen...............           182,500               182,500                0                      *
Timothy Borne............           109,375               109,375                0                      *
James Ratliff............           154,688               154,688                0                      *
George McDonnell.........           125,000               125,000                0                      *
Herbert Robbins..........           263,750               263,750                0                      *
John Martin..............           216,125               216,125                0                      *
David Hungerford.........           134,875               134,875                0                      *
Robert L. Anoff..........            15,938                15,938                0                      *
Cliff Dropkin............           160,000               160,000                0                      *
John Diesel..............           131,625               131,625                0                      *
Keway Holding Co.........           520,000               520,000                0                      *
Frank Collins............           250,000               250,000                0                      *
Carl Grant Johnson.......           186,750               186,750                0                      *
Marvin Strauss...........           156,563               156,563                0                      *
George Knox..............           187,413               187,413                0                      *
Dr. Harry Kaplan.........           125,000               125,000                0                      *
David Black..............            63,125                63,125                0                      *
Sheila Gill..............           312,500               312,500                0                      *
Marvin Black.............           126,250               126,250                0                      *
David Miller.............            84,188                84,188                0                      *
Andrew Carter............           250,000               250,000                0                      *
Chien Chang..............            84,063                84,063                0                      *

Total                             5,768,478             5,768,478                0                      *

*        Less than one percent

                              PLAN OF DISTRIBUTION

         The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders may effect the distribution of the common stock in one or more of the following methods:

         o ordinary brokers transactions, which may include long or short sales;

         o transactions involving cross or block trades or otherwise on the NASD O.T.C. Bulletin Board;

         o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

         o "at the market" to or through market makers or into an existing market for the common stock;

         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

         o through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

         o any combination of the above, or by any other legally available means.

         In addition, the selling shareholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commission from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

         Each selling shareholder and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be, an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

         The selling shareholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions.

         Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

         We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

         In order to comply with the securities laws of certain states, if applicable, the selling shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

         Our articles of incorporation authorize capital stock consisting of 100,000,000 shares of common stock, par value of $.001 per share and 25,000,000 shares of preferred stock. As of March 30, 2001, 80,640,911 shares of common stock and no shares of Series A Convertible Preferred Stock were outstanding. An additional 5,621,697 shares of common stock may be issued upon the exercise of outstanding options and/or warrants. The following summary of the description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws.

COMMON STOCK

         Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding shares of common stock will have the right to elect all of our directors and otherwise control the affairs of our company. Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by our board of directors. Dividends are payable only out of funds legally available for the payment of dividends. Our board of directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of our business.

         Upon a liquidation of our company, holders of the common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

PREFERRED STOCK

         Our articles of incorporation permit the board of directors to issue shares of preferred stock in one or more series and to fix the relative rights, preferences and limitations of each series. These rights, preferences and limitations include dividend rates, provisions of redemption, rights upon liquidation, conversion privileges and voting powers. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

6% CONVERTIBLE DEBENTURES

         As of March 31, 2001, convertible debentures in an aggregate principal amount of $461,478 due 2005, and bearing interest at 6% per year are currently issued and outstanding.

         CONVERSION.

         The debentures are convertible at any time after December 16, 2000 into shares of common stock at the price per share equal to either, at the holders' option:

         o        $1.05; or

         o 80% of the average of the closing bid prices of our common stock during the 5 trading days immediately preceding the conversion.

The holders' right to convert terminates on the due date of the debentures, and the debentures will be automatically converted on that date at the above price per share. We are not required to issue shares upon conversion of the debenture if after the conversion, the holder would be deemed the beneficial owner of 10% or more of our outstanding common stock.

         We will decrease the conversion price if we subdivide our outstanding common stock or issue a stock dividend on our outstanding common stock. We will increase the conversion price if we combine our outstanding shares of common stock.

         INTEREST.

         The debentures bear interest at the rate of 6% per year. We may elect to pay interest in cash or in the form of shares of our common stock. If we pay interest in the form of common stock, we calculate the value of the stock we will issue as follows: The value of the stock shall be the closing bid price on:

         o        the date the interest payment is due; or

         o if the interest payment is not made when due, the date the interest payment is made.

We will issue a number of shares of common stock with a value equal to the amount of interest due. We will not issue fractional shares. Therefore, if the value of the common stock per share does not equal the total interest due, we will pay the balance in cash.

         RANKING.

         The debentures and all payments, including principal or interest, are subordinate and junior in right of payment to all company debt, but only to the following extent:

         (1) Upon the maturity of any company debt, we must pay all company debt in full before we make any payment of principal or interest on the debenture; and

         (2) In the event of any insolvency or bankruptcy proceedings affecting us, or any receivership, liquidation, reorganization or other similar proceedings affecting us, and, in the event of any proceedings for voluntary liquidation, dissolution or other winding up of us, whether or not involving insolvency or bankruptcy, then we must pay in full principal and interest on all company debt before we make any payments of principal or interest on the debentures.

         The debenture defines company debt as our current bank debt and all indebtedness we incur after the issuance of the debentures, other than indebtedness to any officer, director or 10% shareholder.

         AMENDMENTS.

         We may amend the debenture with the consent of the debenture holders. Without the consent of the debenture holders, we may amend the debenture to cure any ambiguity, defect or inconsistency, to provide for assumption of our obligations to the holders or to make any change that does not adversely affect the rights of the holders.

         EVENTS OF DEFAULT.

         An event of default occurs when:

         o we fail to pay amounts due within two days of the maturity date;

         o we fail to advise our transfer agent to issue shares of common stock to the holders within two days of receipt of the holders' request to convert;

         o we fail to comply with any other agreements in the debenture for thirty days after notice;

         o        there is a bankruptcy or insolvency;

         o we breach our obligations under the registration rights agreement.

         We describe certain adjustments to the conversion price under the caption "Securities Purchase Agreement."

         RESTRICTIONS ON ISSUANCES OF COMMON STOCK.

         While any of the principal or interest on the debentures remain unpaid and unconverted, we may not, without the holders' prior consent, issue or sell any common stock, or any right to acquire common stock, without consideration or for consideration per share less than its fair market value. This restriction does not apply to issuances of common stock contained in any agreements entered into before the issuance of the debentures or in connection with benefit plans applicable to our officers, directors, employees and independent contractors.

THE GMF 6% CONVERTIBLE DEBENTURES

         Under the terms of the credit line agreement we entered into with GMF, we may issue and sell to GMF, from time to time, convertible debentures in an aggregate principal amount of $10,000,000 due five years after issuance and bearing interest at 6% per year. As of the date of this prospectus, we have not issued any of these debentures.

         CONVERSION.

         The debentures are convertible at any time into shares of common stock at the price per share equal to either, at the holders' option:

         o        $1.40; or

         o 90% of the lowest closing bid price of our common stock during the 20 trading days immediately preceding the conversion.

         The holders' right to convert terminates 18 months after we issue the debentures, and the debenture will be automatically converted on that date at the above price per share. We are not required to issue shares upon conversion of the debenture if after the conversion, the holder would be deemed the beneficial owner of 10% or more of our outstanding common stock.

         We will decrease the conversion price if we subdivide our outstanding common stock or issue a stock dividend on our outstanding common stock. We will increase the conversion price if we combine our outstanding shares of common stock.

         INTEREST.

         The debentures bear interest at the rate of 6% per year. We may elect to pay interest in cash or in the form of shares of our common stock. If we pay interest in the form of common stock, we calculate the value of the stock we will issue as follows: The value of the stock shall be the closing bid price on:

         o        the date the interest payment is due; or

         o if the interest payment is not made when due, the date the interest payment is made.

         We will issue a number of shares of common stock with a value equal to the amount of interest due. We will not issue fractional shares. Therefore, if the value of the common stock per share does not equal the total interest due, we will pay the balance in cash.

         RANKING.

         The debentures and all payments, including principal or interest, are subordinate and junior in right of payment to all company debt, but only to the following extent:

         o Upon the maturity of any company debt, we must pay all company debt in full before we make any payment of principal or interest on the debenture; and

         o In the event of any insolvency or bankruptcy proceedings affecting us, or any receivership, liquidation, reorganization or other similar proceedings affecting us, and, in the event of any proceedings for voluntary liquidation, dissolution or other winding up of us, whether or not involving insolvency or bankruptcy, then we must pay in full principal and interest on all company debt before we make any payments of principal or interest on the debentures.

         The debenture defines company debt as our current bank debt and all indebtedness we incur after the issuance of the debentures, other than indebtedness to any officer, director or 10% shareholder.

         AMENDMENTS.

         We may amend the debenture with the consent of the debenture holders. Without the consent of the debenture holders, we may amend the debenture to cure any ambiguity, defect or inconsistency, to provide for assumption of our obligations to the holders or to make any change that does not adversely affect the rights of the holders.

         EVENTS OF DEFAULT.

         An event of default occurs when:

         o we fail to pay an amount due within two days of the maturity date;

         o we fail to advise our transfer agent to issue shares of common stock to the holders within two days of receipt of the holders' request to convert;

         o we fail to comply with any other agreements in the debenture for thirty days after notice;

         o        there is a bankruptcy or insolvency;

         o we do not comply with our obligation to register for resale the common stock issuable upon conversion of the debentures.

         RESTRICTIONS ON ISSUANCES OF COMMON STOCK.

         While any of the principal or interest on the debentures remain unpaid and unconverted, we may not, without the holders' prior consent, issue or sell any common stock, or any right to acquire common stock, without consideration or for consideration per share less than its fair market value. This restriction does not apply to issuances of common stock contained in any agreements entered into before the issuance of the debentures or in connection with benefit plans applicable to our officers, directors, employees and independent contractors.

ANTI-TAKEOVER EFFECTS OF FLORIDA LAW AND OUR ARTICLES OF INCORPORATION AND
BYLAWS

         Certain provisions of our articles of incorporation, our bylaws and Florida law summarized below may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our shareholders.

         ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BYLAWS.

         Our articles of incorporation provide for a classified board of directors. The directors are divided into three classes, as nearly equal in number as possible. The directors will be elected for three-year terms, which are staggered so that the terms of approximately one-third of the directors expire each year.

         Our articles of incorporation permit removal of directors only for cause by the shareholders at a meeting by the affirmative vote of at least 60% of the outstanding shares entitled to vote for the election of directors. Our articles of incorporation also provide that any vacancy on the board of directors may be filled only by the remaining directors then in office.

         Our articles of incorporation also contain provisions that require:

         o the affirmative vote of 60% of the voting stock to amend our articles of incorporation or bylaws;

         o the demand of not less than 50% of all votes entitled to be cast on any issue to be considered at a proposed special meeting to call a special meeting of shareholders;

         o that all shareholder action, including the election of directors, be taken by means of a vote at a duly convened shareholders meeting and not by use of written consents; and

         o an advance notice procedure for the nomination of candidates for election as directors by shareholders as well as for shareholder proposals to be considered at shareholders' meetings.

         ANTI-TAKEOVER PROVISIONS OF FLORIDA LAW.

         Florida law prohibits the voting of shares in a publicly held Florida corporation that are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares approve the granting of voting rights to the acquiring party. A "control share acquisition" is generally defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

         o        one-fifth or more but less than one-third;

         o        one-third or more but less than a majority; or

         o        majority or more.

                          TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is OTC Corporate Transfer Service at 9 Field Avenue, Hicksville, New York 11801.

                                  LEGAL MATTERS

         Akerman, Senterfitt & Eidson, P.A., Miami, Florida will pass upon the validity of the shares of common stock offered by this prospectus for us.

                                     EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

         Our common stock is listed on the NASD O.T.C. Bulletin Board and reports and proxy statements and other information concerning us also can be inspected at the offices of The Nasdaq-Amex Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the SEC, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the SEC.

         We incorporate by reference into this prospectus the following documents that we have filed with the SEC. You should consider each document incorporated by reference an important part of this prospectus:

SEC FILING (FILE NO. 000-30110)
-------------------------------
                                                                          PERIOD COVERED OR DATE OF FILING
                                                                          --------------------------------

Annual Report on Form 10-K...........................................       Year ended December 31, 2000


Current Report on Form 8-K...........................................       February 7, 2001

Description of our common stock contained in our Registration  Statement on Form  8-A and any  amendment  or  report  filed  for the  purpose  of
updating such description ...........................................       January 20, 1995


         We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-K. You may request a copy of the other filings that we are incorporating by reference in this prospectus, but are not delivering with this prospectus, at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                                   TCPI, Inc.
                              3341 S.W. 15th Street
                             Pompano Beach, FL 33069
                              Phone: (954) 979-0400
                               Fax: (954) 979-6125
                         Attention: Jay E. Eckhaus, Esq.

         We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Registrant will incur no expenses in connection with any sale or other distribution by the selling shareholders of the common stock being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.



SEC registration fee..................................................   $   50.47

Legal fees and expenses...............................................   $1,000.00

Accounting fees and expenses..........................................   $1,000.00

Miscellaneous expenses................................................   $  850.00
                                                                         ---------
         Total........................................................   $2,900.47


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Section 607.0850 of the FBCA to indemnify our directors and officers to the extent permitted in such statute. With respect to the indemnification of the Registrant's directors and officers, the Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify our directors and officers to the fullest extent permitted by law in existence now or hereafter. In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of our directors and officers, which may cover liabilities under the Securities Act of 1933, as amended.

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS

              The following is a list of exhibits filed as part of this Registration Statement:

   Exhibit Number                  Exhibit Description
   --------------                  -------------------

         2.1 Business and Asset Purchase Agreement dated May 20, 2000, between Roche Diagnostics GmbH and TCPI Holdings, Ltd.(11)

         2.2 Guarantee Agreement dated May 20, 2000 between Roche Diagnostics GmbH and the Company. (11)

         3.1      Amended and Restated Articles of Incorporation of the Company.
                  (5)

         3.2      Amended and Restated Bylaws of the Company. (5)

         3.3 Articles of Amendment to the Articles of Incorporation of the Company. (4)

         3.4 Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company. (12)

         4.2      Form of Common Stock Certificate of the Company. (3)

         4.3 Warrant to purchase Common Stock dated April 19, 2000 (1 of 2) between the Company and Swartz Private Equity, LLC. (10)

         4.4 Warrant to purchase Common Stock dated April 19, 2000 (2 of 2) between the Company and Swartz Private Equity, LLC. (10)

         4.5      Warrant between the Company and Swartz Private Equity, LLC.
                  (10)

         5.1** Opinion of Akerman, Senterfitt & Eidson, P.A., regarding the validity of the common stock.

         10.2     Amended and Restated 1992 Incentive Stock Option Plan. (5)

         10.3 Cancellation and Exclusive License Agreement between Jack Aronowitz and the Company dated January 31, 1996. (5)

         10.4 Stock Option Agreement between the Company and Martin Gurkin, Stuart R. Streger, Colin Morris, Kathryn Harrigan, Clayton Rautbord and Stephen Dresnick. (5)

         10.5     2000 Stock Option Plan. (12)

         10.6     Lease - Pompano Beach, Florida. (2)

         10.6.1   Business Lease Extension - Pompano Beach, Florida. (9)

         10.8     Warrant Agreement between the Company and Jack L. Aronowitz.
                  (3)

         10.9 Employment Agreement dated October 9, 1998 between the Company and Jay E. Eckhaus. (1)

         10.17 Employment Agreement dated September 9, 1999 between the Company and Elliott Block, Ph.D. (7)

         10.18 Employment Agreement dated November 22, 1999 between the Company and Walter V. Usinowicz, Jr. (8)

         10.19 Employment Agreement dated May 27, 1999 between the Company and Robert M. Morrow. (8)

         10.20 Investment Agreement dated May 3, 2000 between the Company and Swartz Private Equity, LLC. (13)

         10.21 Registration of Rights Agreement dated May 3, 2000 between the Company and Swartz Private Equity, LLC. (10)

         10.22    Securities Purchase Agreement dated August 28, 2000. (13)

         10.23 Form of Warrant to Purchase Common Stock under the Securities Purchase Agreement. (13)

         10.24 Form of Security Purchase Agreement Debenture under the Securities Purchase Agreement. (13)

         10.25 Placement Agency Agreement dated August 28, 2000 between the Company and The May Davis Group, Inc. (13)

         10.26 Line of Credit Agreement dated September 5, 2000 between the Company and GMF Holdings. (13)

         10.27 Form of Credit Line Debenture under the Line of Credit Agreement. (13)

         10.28    Registration Rights Agreement dated September 5, 2000. (13)

         10.29 Placement Agency Agreement dated September 5, 2000 between the Company and The May Davis Group, Inc. (13)

         10.30 Escrow Agreement dated August 28, 2000 between the Company and First Union. (13)

         10.31 Escrow Agreement dated September 5, 2000 between the Company and First Union. (13)

         23.1** Consent of Akerman, Senterfitt & Eidson, P.A. (Included in their opinion filed as Exhibit 5.1 hereto).

         23.2**   Consent of Ernst & Young LLP.

         24.1** Power of Attorney (included on signature page to this Registration Statement on Form S-2).

         **       Filed with this Registration Statement.

         (1) Incorporated by reference to the Company's Form 10-Q filed on November 12, 1998.

         (2) Incorporated by reference to the Company's Registration Statement on Form SB-2 filed on October 28, 1994 (No. 33-85756).

         (3) Incorporated by reference to Amendment No. 4 to the Company's Registration Statement on Form S-1 filed on April 23, 1996 (No. 333-1272).

         (4) Incorporated by reference to the Company's Form 8-K filed on May 21, 1998.

         (5) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on February 12, 1996 (No. 333-1272).

         (6) Incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on March 20, 1996 (No. 333-1272).

         (7) Incorporated by reference to the Company's Form 10-Q filed on November 9, 1999.

         (8) Incorporated by reference to the Company's Form 8-K filed on December 15, 1999.

         (9) Incorporated by reference to the Company's Form 10-K filed on March 30, 2000.

         (10) Incorporated by reference to the Company's Form 10-Q filed on May 16, 2000.

         (11) Incorporated by reference to the Company's Form 8-K filed on June 8, 2000.

         (12) Incorporated by reference to the Company's Form 10-Q filed on August 15, 2000.

         (13) Incorporated by reference to the Company's Registration Statement on Form S-2 (No. 333-39002).

----------------

ITEM 17.  UNDERTAKINGS

A.       Rule 415 Offering

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.       Request for Acceleration of Effective Date

         (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach, State of Florida, on the 18th day of April, 2001.

                               TCPI, INC.

                               By:  /s/ Elliott Block
                                    --------------------------------------
                                    Elliott Block, Ph.D.
                                    President and Chief Executive Officer


                                POWER OF ATTORNEY

         We, the undersigned directors and officers of TCPI, Inc., hereby constitute and appoint each of Elliott Block and Walter V. Usinowicz, Jr., each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable TCPI, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, all pre-effective and post-effective amendments to this Registration Statement and any related subsequent registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT ON FORM S-2 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


Signature                              Title                                           Date
---------                              -----                                           ----
/s/ Elliott Block, Ph.D.               Chief Executive Officer, President and          April 18, 2001
----------------------------           Director (Principal Executive Officer)
     Elliott Block, Ph.D.


/s/ Martin Gurkin, Ph.D.               Chairman of the Board                           April 18, 2001
----------------------------
     Martin Gurkin, Ph.D.


/s/ Walter V. Usinowicz, Jr.           Vice President of Finance and Chief             April 18, 2001
----------------------------           Financial Officer (Principal Financial
     Walter V. Usinowicz, Jr.          Officer and Principal Accounting Officer)


/s/ Clayton Rautbord                   Director                                        April 18, 2001
----------------------------
     Clayton Rautbord


/s/ Noel Buterbaugh                    Director                                        April 18, 2001
----------------------------
     Noel Buterbaugh


/s/ S. M. Reimer, Ph.D.                Director                                        April 18, 2001
----------------------------
     S. M. Reimer, Ph.D.

                                 EXHIBIT INDEX


   Exhibit Number                  Exhibit Description
   --------------                  -------------------

         5.1 Opinion of Akerman, Senterfitt & Eidson, P.A., regarding the validity of the common stock.

         23.1 Consent of Akerman, Senterfitt & Eidson, P.A. (Included in their opinion filed as Exhibit 5.1 hereto).

         23.2     Consent of Ernst & Young LLP.

         24.1 Power of Attorney (included on signature page to this Registration Statement on Form S-2).